UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2024

Commission File Number: 001-36619

Affimed N.V.

Gottlieb-Daimler-Straße 2,

68165 Mannheim

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Affimed N.V.

On January 3, 2024, Affimed N.V. (the “Company” or “Affimed”) issued a press release titled “Affimed Announces Sale of Wholly-Owned Subsidiary AbCheck” announcing that the Company has reached a definitive agreement to sell its wholly-owned subsidiary, AbCheck s.r.o., to Ampersand Biomedicines (“Ampersand”).

Under the terms of the agreement, Ampersand will acquire AbCheck for a purchase price of $6 million, consisting of $5 million in cash to be paid in two tranches, and $1 million in Ampersand common stock, subject to certain adjustments and a holdback. Affimed is also entitled to receive milestone payments from a pre-existing AbCheck partnership.

On January 8, 2024, Affimed N.V. (the “Company” or “Affimed”) issued a press release titled “Affimed Announces Leadership Change and Organizational Restructuring” announcing that Dr. Adi Hoess, Chief Executive Officer (“CEO”) and member of the Management Board, will step down effective January 15, 2024.

The Company has initiated a comprehensive search process to identify a successor CEO. In the interim, Dr. Andreas Harstrick, Chief Medical Officer (“CMO”) of the Company, will assume the role of interim CEO until a new CEO is appointed. Andreas has nearly 25 years of extensive experience in cancer drug development, including strategic leadership of three global phase 3 programs of new biological entities that culminated in global regulatory approvals, and multiple pivotal phase 3 studies. Given the clinical focus of the company, Andreas is well positioned to lead the company through the transition to a new CEO while continuing as CMO.

Andreas and the management team will be supported by Dr. Annalisa Jenkins, who will ensure close coordination between the Management and Supervisory Boards until a new CEO is appointed. Dr. Jenkins has significant industry experience and has held key leadership positions including the CEO of a NASDAQ publicly traded company, Dimension Therapeutics, and head of global research and development at Merck Serono, which make her well-suited for this role.

In addition, the Company also announced a restructuring initiative aimed at transforming the Company into a focused clinical organization, positioned to successfully advance its programs to key value inflection points.

As part of the restructuring, Affimed will direct all resources towards advancing the development of its clinical programs, resulting in a reduction of up to 50% of its workforce by dissolving its research and preclinical development departments, aligned with the Company’s narrowed strategic priorities. The restructuring plan will extend Affimed’s cash runway into the second half of 2025.

Copies of the press releases are attached hereto as Exhibits 99.1 and 99.2 and are being furnished and shall not be deemed filed or incorporated by reference into any other filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except as expressly set forth by specific reference in such a filing.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements appear in a number of places throughout this release and include statements regarding the Company’s intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, the potential of acimtamig (AFM13), AFM24, AFM28 and the Company’s other product candidates, the value of its ROCK® platform, its ongoing and planned preclinical development and clinical trials, the restructuring plan, including the workforce reduction, dissolution of the research department and divestiture of AbCheck, its collaborations and development of its products in combination with other therapies, the timing of and its ability to make regulatory filings and obtain and maintain regulatory approvals for its product candidates, its intellectual property position, its collaboration activities, its ability to develop commercial functions, clinical trial data, its results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies, the industry in which it operates, the macroeconomic trends that may affect the industry or the Company, such as the instability in the banking sector experienced in the first quarter of 2023, impacts of the COVID-19 pandemic, the benefits to Affimed of orphan drug designation, the impact on its business by political events, war, terrorism, business interruptions and other geopolitical events and uncertainties, such as the Russia-Ukraine conflict, the fact that the current clinical data of acimtamig (AFM13) in combination with NK cell therapy is based on acimtamig (AFM13) precomplexed with fresh allogeneic cord blood-derived NK cells from The University of Texas MD Anderson Cancer Center, as opposed to Artiva’s AlloNK® and other uncertainties and factors described under the heading “Risk Factors” in Affimed’s filings with the SEC. Given these risks, uncertainties, and other factors, you should not place undue reliance on these forward-looking statements, and the Company assumes no obligation to update these forward-looking statements, even if new information becomes available in the future.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AFFIMED N.V.

Date: January 8, 2024	By:	/s/ Denise Mueller
Name: Denise Mueller
Title: Chief Business Officer

	By:	/s/ Andreas Harstrick
Name: Andreas Harstrick
Title: Chief Medical Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Affimed N.V. Press Release dated January 3, 2024.

99.2	Affimed N.V. Press Release dated January 8, 2024.